June 15, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:            Mr. Terence O'Brien, Accounting Branch Chief
Division of Corporation Finance

CC:                      Mr. Ameen Hamady
Division of Corporation Finance

Ms. Nudrat Salik
Division of Corporation Finance

Mr. Leland Benton
Division of Corporation Finance

Mr. Jay Ingram
Division of Corporation Finance

RE: Kronos Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015, Filed March 10, 2016
File No. 1-31763

Dear Mr. O'Brien

Reference is made to the Staff's letter dated June 3, 2016, (the "Comment Letter"), which sets forth comments of the Staff regarding the Annual Report on Form 10-K for the year ended December 31, 2015 ("2015 Form 10-K") of Kronos Worldwide, Inc. ("KWI" or the "Company").  KWI has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the period ended December 31, 2015

Products and end-use markets, page 6

1.
We also note your statement that you have a significant competitive advantage because your mines supply your feedstock requirements for all of your European sulfate-process plants and you also sell ilmenite ore to third parties, some of whom are your competitors.  In order to assess the significance of your mining operations for purposes of Industry Guide 7, supplementally, please provide the asset valuations for these two mines to the point of external sales, along with the net profits, and total revenues for these mining/processing facilities to verify their materiality.  We may have further comments pending your response.

We do not believe any of the disclosures required by the Industry Guide 7 are applicable to our mining operations because such mining operations are not a material component of our business or material to our consolidated financial statements.  As support for this assertion, we note the following:

•
The net book value of the assets (buildings and equipment) used in the Company's mining operations was only 3.0% and 3.4% of the Company's consolidated total assets at December 31, 2014 and 2015, respectively;

•	Third-party sales attributable to such mining operations were only 5.6%, 5.5% and 3.6% of the Company's consolidated net sales for the years ended December 31, 2013, 2014 and 2015, respectively;
•
Third-party sales attributable to such mining operations have historically represented approximately two-thirds of the ilmenite ore we produce from our mines, with the remaining one-third consumed internally as a source of feedstock ore for our European sulfate-process production facilities (although depending on the needs of our third-party customers, in some years our internal consumption may represent a greater percentage than one-third).  However, such internally-consumed feedstock ore does not represent a significant portion of the Company's total cost of sales.  The cost of our mining operations related to feedstock ore internally consumed was only 2.4%, 3.1% and 2.8% of the Company's consolidated cost of sales for the years ended December 31, 2013, 2014 and 2015, respectively; and

•
The availability of such internal source of feedstock ore is not considered critical to our operations because we believe that generally we could satisfy such feedstock requirements from third party sources, if necessary. In this regard we note that the feedstock ore requirements for our Canadian sulfate-process production facility, which is similar in design to our European sulfate-process production facilities, is sourced from a third party.

Because such mining operations are not a material component of our business or material to our consolidated financial statements, we do not believe any of the disclosures required by the Industry Guide 7 are applicable to such mining operations.  In response to the comment of the Staff in this regard, in our future filings with the Commission, we will modify the disclosure indicated in the Staff's comments as follows by deleting the indicated sentence (marked to show changes from the disclosure on page 6 in the 2015 Form 10-K):  "~~We believe that we have a significant competitive advantage because our mines supply our feedstock requirements for all of our European sulfate-process plants.~~"

Raw materials, page 9

2.
We note your statement that you own and operate two ilmenite mines in Norway with reserves that are expected to last at least 50 years.  Please provide the reserve disclosure required by Instruction 3 of Item 102 of Regulation S-K, or explain to us why disclosure is not required.  Further, if disclosure is required, please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves.  The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

We do not believe any of the disclosures required by Instruction 3 of Item 102 of Regulation S-K are applicable to our mining operations because such mining operations are not a material component of our business or material to our consolidated financial statements.  As support for this assertion, please see our response to Comment No. 1.

***********************************

KWI acknowledges that:

•	KWI is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	KWI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Kronos Worldwide, Inc.

By:    /s/ Gregory M. Swalwell
   Gregory M. Swalwell
         Executive Vice President and Chief Financial Officer